

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 16, 2021

Heather Turner
Chief General Counsel
Lyell Immunopharma, Inc.
400 East Jamie Court, Suite 301
South San Francisco, California 94080

Re: Lyell Immunopharma, Inc.
Form S-1
Exhibit Nos. 10.15 & 10.16
Filed May 25, 2021
File No. 333-256470

Dear Ms. Turner:

We have concluded our assessment of your redacted exhibits for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance